Exhibit 99.1

CORPORATE RELEASE	17 November 2021

Manchester United PLC Reports

First Quarter Fiscal 2022 Results

MANCHESTER, England – 17 November 2021 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2022 fiscal first quarter ended 30 September 2021.

Ed Woodward, Executive Vice Chairman, commented, “While these financial results today demonstrate our resilience through the pandemic, our top priority is success on the pitch. The manager, players and everyone at the club are determined to achieve that objective.”

Key Financials (unaudited)

£ million (except loss per share)	Three months ended 30 September
	2021	2020	Change
Commercial revenue	64.4	59.7	7.9%
Broadcasting revenue	43.3	47.6	(9.0)%
Matchday revenue	18.8	1.7	1005.9%
Total revenue	126.5	109.0	16.1%
Adjusted EBITDA(1)	11.2	20.8	(46.2)%
Operating loss	(10.2)	(27.1)	(62.4)%

Loss for the period (i.e. net loss)	(15.5)	(30.3)	(48.8)%
Basic loss per share (pence)	(9.53)	(18.58)	(48.7)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(12.5)	(24.6)	(49.2)%
Adjusted basic loss per share (pence)(1)	(7.67)	(15.12)	(49.3)%

Non-current and current borrowings(2)	538.4	499.5	7.8%
Cash and cash equivalents(2)	98.7	58.9	67.6%
Net debt(1)/(2)	439.7	440.6	(0.2)%

(1) Adjusted EBITDA, adjusted loss for the period, adjusted basic loss per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as of 30 September 2021 reflect the impact of a £60.0 million drawdown on our £200 million revolving credit facilities during the second quarter of fiscal 2021.

COVID-19 Impact

Due to remaining summer restrictions on overseas travel, we did not undertake a first team overseas tour at the start of fiscal 2022, and instead we played four domestic games, two of which were held at Old Trafford. Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2021/22 season*	6	14	10	8	38
2020/21 season	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
Total FY 2021	8	13	14	9	44
2019/20 season	7	13	9	3	32

*Subject to changes in broadcasting scheduling

Revenue Analysis

Commercial

Commercial revenue for the quarter was £64.4 million, an increase of £4.7 million, or 7.9%, over the prior year quarter.

•	Sponsorship revenue was £36.3 million, a decrease of £0.2 million, or 0.5%, over the prior year quarter.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £28.1 million, an increase of £4.9 million, or 21.1%, over the prior year quarter primarily due to increased Megastore footfall as a result of home games being played in front of a full capacity crowd, combined with the impact of new player signings. In the prior year quarter all home games were played behind closed doors.

Broadcasting

Broadcasting revenue for the quarter was £43.3 million, a decrease of £4.3 million, or 9.0%, over the prior year quarter, primarily due to playing four fewer home and away games across domestic competitions, due to the completion of the 2019/20 Premier League and FA Cup competitions during the prior year quarter. This is partially offset by the impact of playing two UEFA Champions League games in the current quarter compared to three UEFA Europa League games in the prior year quarter (relating to completion of the 2019/20 UEFA competition).

Matchday

Matchday revenue for the quarter was £18.8 million, an increase of £17.1 million, or 1005.9%, over the prior year quarter, due to all five home games being played in front of a full capacity crowd. All five home games in the prior year quarter were played behind closed doors.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £154.1 million, an increase of £30.6 million, or 24.8%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £88.5 million, an increase of £16.6 million, or 23.1%, over the prior year quarter due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £26.8 million, an increase of £10.5 million, or 64.4%, over the prior year quarter. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year quarter all home games were played behind closed doors.

Depreciation and amortization

Depreciation for the quarter was £3.7 million, a decrease of £0.1 million, or 2.6%, over the prior year quarter. Amortization for the quarter was £35.1 million, an increase of £3.6 million, or 11.4%, over the prior year quarter. The unamortized balance of registrations at 30 September 2021 was £422.5 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £17.4 million, compared to a loss of £12.6 million for the prior year quarter.

Net finance (costs)/income

Net finance costs for the quarter were £9.6 million, compared to net finance income of £nil in the prior year quarter, primarily due to an unfavourable swing in unrealized foreign exchange movements in the current quarter compared to a favourable swing in the prior year quarter.

Income tax

The income tax credit for the quarter was £4.3 million, compared to an income tax expense of £3.2 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £12.0 million in the quarter to 30 September 2021 compared to the cash position at 30 June 2021.

Net cash inflow from operating activities for the quarter was £63.6 million, compared to net cash inflow from operating activities in the prior year quarter of £62.3 million.

Net capital expenditure on property, plant and equipment for the quarter was £3.7 million, an increase of £1.9 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £61.1 million, an increase of £9.5 million over the prior year quarter.

Net cash outflow from financing activities for the quarter was £11.1 million, an increase of £10.7 million over the prior year quarter. Current quarter cash outflow includes a semi-annual cash dividend of $0.09 per share paid on 30 July 2021.

Net debt

Net Debt as of 30 September 2021 was £439.7 million, compared to £440.6 million as of 30 September 2020. As of 30 September 2021, the Company had undrawn credit facilities of £140.0 million.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 7 January 2022, to shareholders of record on 1 December 2021. The stock will begin to trade ex-dividend on 30 November 2021.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/loss on disposal of intangible assets, net finance costs/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit/loss on disposal of intangible assets), capital structure (primarily finance costs/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for foreign exchange losses/gains on unhedged US dollar denominated borrowings (including foreign exchange gains/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 21%; 2020: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2020: 21%) applicable during the financial year. A reconciliation of loss/profit for the period to adjusted loss/profit for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

4. Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended 30 September
	2021	2020
Revenue
Commercial % of total revenue	50.9%	54.8%
Broadcasting % of total revenue	34.2%	43.7%
Matchday % of total revenue	14.9%	1.5%

	2021/22 Season	2020/21 Season	Carryover 2019/20 Season
Home Matches Played
PL	3	1	3
UEFA competitions	1	-	1
Domestic Cups	1	-	-
Away Matches Played
PL	3	1	3
UEFA competitions	1	-	2
Domestic Cups	-	2	1

Other
Employees at period end	1,044	992
Employee benefit expenses % of revenue	70.0%	66.0%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2021	2020
Revenue from contracts with customers	126,461	108,972
Operating expenses	(154,103)	(123,473)
Profit/(loss) on disposal of intangible assets	17,476	(12,595)
Operating loss	(10,166)	(27,096)
Finance costs	(15,964)	(19,574)
Finance income	6,310	19,595
Net finance (costs)/income	(9,654)	21
Loss before income tax	(19,820)	(27,075)
Income tax credit/(expense)	4,281	(3,195)
Loss for the period	(15,539)	(30,270)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(9.53)	(18.58)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	162,996	162,939

(1) For the three months ended 30 September 2021 and the three months ended 30 September 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET
(unaudited; in £ thousands)

	As of
	30 September 2021	30 June 2021	30 September 2020
ASSETS
Non-current assets
Property, plant and equipment	247,298	247,059	253,026
Right-of-use assets	3,955	4,383	4,179
Investment properties	20,483	20,553	20,762
Intangible assets	848,859	754,467	780,646
Deferred tax asset	-	-	54,712
Trade receivables	42,736	20,404	25,078
Derivative financial instruments	5,121	499	693
	1,168,452	1,047,365	1,139,096
Current assets
Inventories	2,771	2,080	3,542
Prepayments	25,781	7,407	19,930
Contract assets – accrued revenue	35,357	40,544	26,875
Trade receivables	46,715	50,370	69,742
Other receivables	1,261	460	438
Income tax receivable	1,108	1,108	1,223
Derivative financial instruments	1,308	318	1,764
Cash and cash equivalents	98,666	110,658	58,940
	212,967	212,945	182,454
Total assets	1,381,419	1,260,310	1,321,550

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2021	30 June 2021	30 September 2020
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(10,606)	(10,436)	(15,437)
Retained (deficit)/earnings	(39,325)	(13,652)	58,192
	246,669	272,512	339,355
Non-current liabilities
Deferred tax liabilities	30,814	35,546	24,944
Contract liabilities - deferred revenue	16,829	22,942	26,970
Trade and other payables	105,246	67,517	56,645
Borrowings	476,156	465,049	497,292
Lease liabilities	2,996	3,083	3,223
Derivative financial instruments	4,820	5,472	8,219
Provisions	4,373	4,157	-
	641,234	603,766	617,293
Current liabilities
Contract liabilities - deferred revenue	189,675	117,984	165,483
Trade and other payables	233,713	192,661	188,806
Income tax liabilities	6,093	6,036	7,580
Borrowings	62,247	65,187	2,214
Lease liabilities	943	1,257	819
Derivative financial instruments	188	262	-
Provisions	657	645	-
	493,516	384,032	364,902
Total equity and liabilities	1,381,419	1,260,310	1,321,550

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2021	2020
Cash flow from operating activities
Cash generated from operations (see supplemental note 4)	71,687	72,410
Interest paid	(7,792)	(7,686)
Interest received	2	1
Tax paid	(335)	(2,415)
Net cash inflow from operating activities	63,562	62,310
Cash flow from investing activities
Payments for property, plant and equipment	(3,628)	(1,819)
Payments for intangible assets	(72,200)	(70,807)
Proceeds from sale of intangible assets	11,083	19,191
Net cash outflow from investing activities	(64,745)	(53,435)
Cash flow from financing activities
Principal elements of lease payments	(416)	(408)
Dividends paid	(10,669)	-
Net cash outflow from financing activities	(11,085)	(408)
Net (decrease)/increase in cash and cash equivalents	(12,268)	8,467
Cash and cash equivalents at beginning of period	110,658	51,539
Effect of exchange rate changes on cash and cash equivalents	276	(1,066)
Cash and cash equivalents at end of period	98,666	58,940

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 30 September
	2021 £’000	2020 £’000
Loss for the period	(15,539)	(30,270)
Adjustments:
Income tax (credit)/expense	(4,281)	3,195
Net finance costs/(income)	9,654	(21)
(Profit)/loss on disposal of intangible assets	(17,476)	12,595
Amortization	35,134	31,543
Depreciation	3,691	3,786
Adjusted EBITDA	11,183	20,828

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 30 September
	2021 £’000	2020 £’000
Loss for the period	(15,539)	(30,270)
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	9,969	(19,083)
Foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	-	14,837
Fair value movement on embedded foreign exchange derivatives	(5,982)	130
Income tax (credit)/expense	(4,281)	3,195
Adjusted loss before income tax	(15,833)	(31,191)
Adjusted income tax credit (using a normalized tax rate of 21% (2020: 21%))	3,325	6,550
Adjusted loss for the period (i.e. adjusted net loss)	(12,508)	(24,641)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence) (1)	(7.67)	(15.12)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	162,996	162,939

(1) For the three months ended 30 September 2021 and the three months ended 30 September 2020 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 30 September
	2021 £’000	2020 £’000
Loss for the period	(15,539)	(30,270)
Income tax (expense)/credit	(4,281)	3,195
Loss before income tax	(19,820)	(27,075)
Adjustments for:
Depreciation	3,691	3,786
Amortization	35,134	31,543
(Profit)/loss on disposal of intangible assets	(17,476)	12,595
Net finance costs/(income)	9,654	(21)
Non-cash employee benefit expense - equity-settled share-based payments	535	1,265
Foreign exchange losses on operating activities	96	1,124
Reclassified from hedging reserve	(60)	(526)
Changes in working capital:
Inventories	(691)	(1,356)
Prepayments	(18,527)	(13,427)
Contract assets – accrued revenue	5,187	19,091
Trade receivables	291	53,306
Other receivables	(801)	(199)
Contract liabilities – deferred revenue	65,578	2,120
Trade and other payables	8,668	(9,816)
Provisions	228	-
Cash generated from operations	71,687	72,410